Exhibit (6)(t)(xxi)

COLLEGE RETIREMENT EQUITIES FUND
(CREF)

730 Third Avenue, New York, NY 10017-3206
Telephone: [800-842-2733]

Endorsement to Your CREF Supplemental Retirement Unit-Annuity Certificate

[ Effective Date: Attached at issue / Upon receipt / Specific date ]

This endorsement modifies the provisions of your CREF Supplemental Retirement Unit-Annuity Certificate and becomes part of it. Please read this endorsement and attach it to your certificate.

The following provision is added to your certificate:

Retirement Plan Loans

A retirement plan loan is a disbursement of some or all of your accumulation to provide loans. To the extent your employer’s plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a Retirement Plan Loan from your accumulations, at any time prior to the annuity starting date. The amount of a Retirement Plan Loan may generally not exceed the least of:

i)	the total of your accumulations;
ii)	[50%] of the present value of your vested accrued benefit under any of your employer's plans; and
iii)	[$50,000]

In determining the amount available for a Retirement Plan Loan, all plans of your employer, including 403(b), 401(a), 403(a) and 457(b) plans, to the extent loans are available, and all such plans of any related employers under IRC Section 414(b), (c) or (m) shall be considered employer plans for this purpose.

A request for a Retirement Plan Loan must be made on or before the annuity starting date in accordance with the terms of your certificate. A Retirement Plan Loan will be effective as of the business day on which we receive your request, in a form acceptable to CREF as well as any spousal waiver that may be required under ERISA or the terms of your employer’s plan. CREF will determine all values as of the end of the effective date. You can't revoke a request for a Retirement Plan Loan after its effective date.

A Retirement Plan Loan reduces the accumulations from which it is paid by the amount of the loan chosen. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan. Any loan repayments applied to the certificate will be applied as new premiums.

The provision describing the number of accumulation units in any account under your certificate is modified such that the number of accumulation units is decreased in accordance with the amount of your Retirement Plan Loan.

President and Chief Executive Officer

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